September 24, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Keira Nakada and Linda Cvrkel

Re:	DraftKings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Amended Form 10-K for the Fiscal Year Ended December 31, 2020
Response Dated August 27, 2021
File No. 001-38908

Dear Ms. Nakada and Ms. Cvrkel:

DraftKings Inc. (the “Company” or “we”) is pleased to address the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 21, 2021, regarding the filings noted above (the “Comment Letter”).

For ease of reference, set forth below is the Company’s response to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which we have incorporated into this response for your convenience. All references to page numbers and captions included in the response correspond to the Amended Form 10-K for the Fiscal Year Ended December 31, 2020 (the “Amended 10-K”), unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended 10-K.

Amended Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 70

1.In your response to comment 2, you explain the various controls and procedures that were in place and properly designed to record, summarize and report relevant information for disclosure regarding your warrants. Given your conclusion that these controls were effective as of December 31, 2020, please explain what deficiency/ies led to the determination to restate your financial statements and explain why that same deficiency/ies does not reflect a weakness of any of your controls and procedures as it relates to your disclosures.

Securities and Exchange Commission
September 24, 2021

Response:

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that, as described in its previous response, after evaluating the controls and procedures that were in place to record, summarize, and report relevant information related to the warrants, management concluded that the controls and procedures were designed effectively and operating as intended, the restatement was not a result of any deficiency in its controls or procedures and that no additional controls or procedures would have ultimately prevented the restatement attributable to the accounting for the transactions in question.

As previously described, the Company extensively reviewed applicable accounting literature, consulted with its audit committee, internal and external advisors, in-house and external SEC counsel, and its external auditors, and concluded that such treatment was consistent with generally prevailing interpretations of Accounting Standards Codification 815-40, Derivatives and Hedging - Contracts in Entity's Own Equity in effect at that time. Notwithstanding our initial evaluation and conclusions, the Company’s determination to restate its financial statements resulted from a difference between our previous interpretation regarding the accounting treatment and the Staff’s interpretation expressed in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) that was released on April 12, 2021 (the “Staff’s Statement”).

In the Staff’s Statement, the Staff noted that companies should evaluate “whether there is a control deficiency or deficiencies.” The Company also considered Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (RELEASE NOS. 33-8810; 34-55929; FR-77; File No. S7-24-06) which states that the basis for the determination of a weakness in internal controls begins with the occurrence of a control deficiency or combination of control deficiencies in the internal control over financial reporting. Therefore, management has determined that there was no weakness (whether significant or material) in the Company’s disclosure controls and procedures because a control deficiency was not present.

Accordingly, management does not believe that all restatements, regardless of facts or circumstances leading to the restatement, necessarily require the conclusion that the Company’s disclosure controls and procedures were deficient. In the Company’s case, in light of the diligence that the Company applied to determining the original accounting, and the fact that such determination was consistent with prevailing industry practice, the Company does not believe that the restatement warrants such a conclusion. Additionally, management has determined that the restatement does not impact the assessment of the Company’s chief executive officer and chief financial officer regarding effectiveness of the disclosure controls and procedures as of the end of the periods covered by the restatement.

Securities and Exchange Commission
September 24, 2021

Should you have any further comments or questions with regard to the foregoing, please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone on (212) 558-3109 or via e-mail (millersc@sullcrom.com).

Very truly yours,

/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Chief Legal Officer and Secretary

cc:	Jason Park, Chief Financial Officer, DraftKings Inc.
Erik Bradbury, Chief Accounting Officer, DraftKings Inc.
Scott D. Miller, Partner, Sullivan & Cromwell LLP